UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 October 2022, London
For media and investors only

US FDA approves Boostrix for immunisation during pregnancy for the prevention of whooping cough in newborn infants

Boostrix is the first vaccine in the US to help protect infants younger than two months from pertussis (whooping cough)

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has approved Boostrix (tetanus toxoid, reduced diphtheria toxoid, and acellular pertussis vaccine adsorbed [Tdap]) for immunisation during the third trimester of pregnancy to help prevent pertussis (whooping cough) in infants less than two months of age.

Since 2010, the Centers for Disease Control and Prevention (CDC) has reported 15,000 to 48,000 pertussis cases among people of all ages in the United States each year.1 Infants are at high risk of complications from whooping cough because their immune systems are still developing.1

According to the CDC, the Tdap vaccination given during pregnancy provides the best protection to infants against whooping cough. Vaccination passes protective antibodies to babies before birth to protect them in their first months of life2.

Roger Connor, President, Vaccines and Global Health, GSK, said: "We're immensely proud to have the first-ever Tdap vaccine approved by the FDA specifically for use during pregnancy. We believe this approval may help protect more infants from the potentially life-threatening implications of whooping cough."

Boostrix is currently approved in over 80 countries worldwide, including the US, most European Union countries, Canada, Australia and New Zealand for immunisation against tetanus, diphtheria and pertussis.

About BOOSTRIX
Boostrix is indicated in the US for:
●   Active booster immunisation against tetanus, diphtheria and pertussis in individuals aged 10 years and older.
●   Immunisation during the third trimester of pregnancy to help prevent pertussis (whooping cough) in infants less than two months of age.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at www.gsk.com/company.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References:

1.  Centers for Disease Control and Prevention. Pertussis Cases by Year (1922-2019). Available at: https://www.cdc.gov/pertussis/surv-reporting/cases-by-year.html. Accessed October 2022.

2.  Centers for Disease Control and Prevention. Whooping Cough is Deadly for Babies. Available at:  https://www.cdc.gov/pertussis/pregnant/mom/deadly-disease-for-baby.html. Accessed October 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 10, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc